UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

AMENDMENT NO. 1

QUANTUM FUEL SYSTEMS TECHNOLOGIES

WORLDWIDE, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

74765E109

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Kenneth R. Lombardo

Vice President—Legal and General Counsel

Quantum Fuel Systems Technologies Worldwide, Inc.

17872 Cartwright Road

Irvine, California 92614

Telephone: (949) 399-4500

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Patrick J. Haddad, Esq.

Kerr, Russell & Weber, PLC

500 Woodward Ave., Suite 2500

Detroit, Michigan 48226

(313) 961-0200

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,585,900	$62.33

*	Estimated solely for purposes of calculating the amount of the filing fee. The calculation of the transaction valuation assumes that all option grants to purchase the issuer’s common stock that are eligible for exchange will be exchanged for new option grants and cancelled pursuant to this offer. These option grants cover 4,287,694 shares of the issuer’s Common Stock and have a value of $1,585,900, calculated using the Black-Scholes method, as of October 16, 2008.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $39.30 per million of the aggregate amount of the transaction value. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$62.33
Form or Registration No.	005-78735
Filing Party:	Quantum Fuel Systems Technologies Worldwide, Inc.
Date Filed:	October 17, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.

☒	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 1 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on October 17, 2008 (“Schedule TO”) by Quantum Fuel Systems Technologies Worldwide, Inc. (the “Company”) relating to the offer by the Company to eligible participants to exchange options to purchase shares of the Company’s common stock, par value $0.001 per share, issued under our 2002 Stock Incentive Plan (“Stock Plan”) and having an exercise price greater than $1.41 per share, for replacement options (“Replacement Options”) issued under our Stock Plan that will entitle the holder to purchase a fewer number of shares of our common stock at an exercise price equal to the greater of (i) $1.13 per share and (ii) the closing price on the last trading day immediately preceding the date the Replacement Option is granted, upon the terms and subject to the conditions in the Offer to Exchange that was filed as Exhibit 99.(a)(1)(A) to the Schedule TO set forth in the dated October 17, 2008, as amended and supplemented by this Amendment No. 1.

This Amendment No. 1 is being filed in connection with the Company’s response to comments received from the Securities and Exchange Commission.

Except as specifically set forth herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule TO. All capitalized terms used in this Amendment No. 1 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

As permitted by General Instruction F to the Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 1, including all other schedules and exhibits hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 12 of the Schedule TO. You should read this Amendment No. 1 to the Schedule TO together with the Schedule TO.

ITEM 1.	SUMMARY TERM SHEET.

The second sentence in paragraph 2 of the section entitled “Offer to Exchange Certain Stock Options for Replacement Options” is amended to state that “the Offer is scheduled to expire at 5 p.m., Pacific Time, on November 17, 2008, unless extended by us.”

The definition of “Expiration Date” in the section entitled “Summary Term Sheet and Frequently Asked Questions” is amended and restated in its entirety as follows:

“Expiration Date” means the date that his offer to exchange expires. We expect that the Expiration Date will be November 17, 2008 at 5 p.m., Pacific Time.”

The definition of “Cancellation date” in the section entitled “Summary Term Sheet and Frequently Asked Questions” is amended and restated in its entirety as follows:

“Cancellation Date” refers to the date when the exchanged options will be cancelled, which will be the first business day after the Expiration Date. If the Expiration Date is extended, then the Cancellation Date will be similarly extended.”

On page 4 of the Offer to Exchange, the second from last sentence in the response to Q10, titled “What do I need to do in order to participate?” is amended by changing the time that the Election Form must be received to 5 p.m., Pacific Time, on the Expiration Date.

On page 6 of the Offer to Exchange, the response to Q20, titled “How long will this Offer remain open?” is amended by restating the question and answer in its entirety as follows:

“How long will this Offer remain open?

This Offer begins at 12:01 a.m., Pacific Time, on October 17, 2008 (“Commencement Date”) and is scheduled to expire at 5 p.m., Pacific Time, on November 17, 2008 (“Expiration Date”). We have the right, in our sole discretion, to extend the Expiration Date. Elections to participate in this Offer to exchange must be received by us prior to the Expiration Date. No exceptions will be made to this deadline.

See Section 4—Procedures for Tendering Eligible Options and Section 16—Extension of Offer; Termination; Amendment for more information.”

ITEM 4.	TERMS OF THE TRANSACTION

(a) Material Terms. In each instance throughout the Offer to Exchange where it states that the Offer will or is expected to expire at 5:00 p.m., Pacific Time, on November 14, 2008, it is amended by changing the date to November 17, 2008. In each instance throughout the Offer to Exchange where it states that we must receive the Election Form or Notice of Withdrawal on or before 5:00 p.m., Pacific Time, on November 14, 2008, it is amended by changing the date to November 17, 2008. In each instance in the Offer to Exchange where it states that we expect the Cancellation Date to be November 14, 2008, it is amended to change the expected Cancellation Date to November 17, 2008.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(b) Conditions. Section 7 of the Offer to Exchange, titled “Conditions,” is hereby amended and restated in its entirety as follows:

“Subject to rules of the SEC and notwithstanding any other provision of this Offer, we will not be required to accept any options tendered for exchange, and we may terminate the Offer, or postpone our acceptance and cancellation of any options tendered for exchange, in each case, subject to Rule 13e-4(f)(5) under the Exchange Act, if at any time on or after the date this Offer begins, and before the Expiration Date, any of the following events have occurred, or have been determined by us, in our reasonable judgment, to have occurred:

•

there shall have been threatened (orally or in writing) or instituted or be pending any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the Offer or otherwise relating in any manner to the Offer;

•

any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the Offer, any of which might restrain, prohibit or delay completion of the Offer or impair the contemplated benefits of the Offer to us;

•	there shall have occurred:

•	any halt or general suspension of trading in our securities on any national securities exchange or quotation system in the United States;

•	the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

•

in our reasonable judgment, any extraordinary or material adverse change in U.S. financial markets generally, including, a decline of at least 10% in either the Dow Jones Industrial Average, the Nasdaq Composite Index or the Standard & Poor’s 500 Index from the date of commencement of this Offer; or

•

the escalation of worldwide or national hostilities as a result of an act of war or terrorism, including the commencement of any war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially or adversely, or to delay materially, the completion of this Offer;

•	as the term “group” is used in Section 13(d)(3) of the Exchange Act:

•

any person, entity or group acquires more than 5% of our outstanding shares of common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the date of commencement of this Offer;

•	any such person, entity or group which had publicly disclosed such ownership prior to such date shall acquire additional common stock constituting more than 1% of our outstanding shares; or

•

any new group shall have been formed that beneficially owns more than 5% of our outstanding shares of common stock that in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with this Offer or with such acceptance for exchange of Eligible Options;

•

there shall have occurred any change, development, clarification or position taken in generally accepted accounting principles that would or, in our reasonable judgment, could require us to record for financial reporting purposes compensation expense in connection with the Offer;

•

a tender or exchange offer, other than this Offer by us, for some or all of our shares of outstanding common stock, or a merger, acquisition or other business combination proposal involving us, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed;

•	any event or events occur that have resulted or is likely to result, in our reasonable judgment, in a material adverse change in our business or financial condition;

•

any event or events occur that have resulted or is likely to result, in our reasonable judgment, in a material impairment of the contemplated benefits of the Offer to us (see Section 3 of this Offer to exchange for a description of the contemplated benefits of the Offer to us); or

•

any rules or regulations by any governmental authority, the National Association of Securities Dealers, the Nasdaq Global Market, or other regulatory or administrative authority or any national securities exchange have been enacted, enforced or deemed applicable to Quantum.

If any of the above events occur, we may:

•	terminate this Offer and promptly return all tendered Eligible Options to tendering holders;

•	complete and/or extend the Offer and, subject to your withdrawal rights, retain all tendered Eligible Options until the extended Offer expires;

•	amend the terms of this Offer; or

•	waive any unsatisfied condition and, subject to any requirement to extend the period of time during which this Offer is open, complete this Offer.

The conditions to this Offer are for our benefit. We may assert them in our sole discretion regardless of the circumstances giving rise to them before the Expiration Date. However, if such an event occurs and we decide to terminate the Offer, we will notify all Eligible Participants of our decision within 1 business day after the date we first learn that such an event has occurred. We may waive any condition, in whole or in part, at any time and from time to time before the Expiration Date, in our sole discretion, whether or not we waive any other condition to the Offer. Our failure at any time to exercise any of these rights will not be deemed a waiver of any such rights. However, if we fail to timely provide notification that the Offer is being terminated within 1 day following us first discovering such condition has occurred, we will be deemed to have waived such condition. The waiver of any of these rights with respect to particular facts and circumstances will not be deemed a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 7 will be final and binding upon all persons.”

ITEM 11.	FINANCIAL STATEMENTS.

The Certain Financial Information contained in Section 11 of the Offer to Exchange, titled “Information About Quantum,” is amended by adding the following information:

“Ratio of earnings to fixed charges: The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest, amortization of original issue discount and debt issuance costs, as applicable) and the estimated portion of operating lease rental expense that represents the interest factor.

	For the year ended April 30,		For the three months ended July 31, 2008
	2007	2008
Earnings:
Pretax income from continuing operations before adjustment for minority interests or income (loss) from equity investees	$(23,446,363)	$(21,016,521)	$(47,092,381)
Amortization of capitalized interest	58,034	196,408	381,760

Adjusted pretax loss from continuing operations	$(23,388,329)	$(20,820,113)	$(46,710,621)
Fixed charges	651,982	2,218,035	1,124,272
Interest capitalized	(636,201)	—	—

Total earnings available for fixed charges	$(23,372,548)	$(18,602,078)	$(45,586,349)

Fixed charges:
Interest expensed and capitalized	$651,982	$2,508,804	$1,415,041
Amortized premiums, discounts and capitalized expenses relating to indebtedness	—	(290,769)	(290,769)

Total fixed charges	$651,982	$2,218,035	$1,124,272

Ratio of earnings to fixed charges	(35.8)	(8.4)	(40.5)

Deficiency of earnings to fixed charges	$(24,024,530)	$(20,820,113)	$(46,710,621)

Book value per share: Book value per share as of July 31, 2008 was $(0.27), based on 82,432,923 total issued and outstanding shares as of such date.

ITEM 11.	ADDITIONAL INFORMATION.

Section 18 of the Offer to Exchange, titled “Additional Information,” is amended by deleting the SEC public reference room located at 500 W. Madison St., Suite 1400, Chicago, Illinois 60661.

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and restated as follows:

Exhibit Number	Description

99.(a)(1)(A)*	Offer to Exchange Certain Stock Options for Replacement Options, dated October 17, 2008.

99.(a)(1)(B)*	Instructions to Election Form.

99.(a)(1)(C)*	Form of Election Form.

99.(a)(1)(D)*	Instructions to Notice of Withdrawal.

99.(a)(1)(E)*	Form of Notice of Withdrawal.

99.(a)(1)(F)*	Form of Confirmation of Receipt of Election Form.

99.(a)(1)(G)*	Form of Confirmation of Receipt of Notice of Withdrawal Form.

99.(a)(1)(H)*	Form of E-Mail Reminder of Expiration Date.

99.(a)(1)(I)*	Email dated October 16, 2008 from Quantum to Eligible Participants.

99.(a)(1)(J)	Annual Report on Form 10-K for the fiscal year ended April 30, 2008, filed with the SEC on July 3, 2008 and incorporated herein by reference.

99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2008, filed with the SEC on September 9, 2008 and incorporated herein by reference.

99.(a)(1)(L)	Form of Email Notice of Amendment to Offer to Exchange.

99.(d)(1)	Quantum Fuel Systems Technologies Worldwide, Inc. Amended 2002 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 of Registrant’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2005 that was filed with the SEC on September 9, 2005

99.(d)(2)	Quantum Fuel Systems Technologies Worldwide, Inc. 2002 Stock Incentive Plan and Form of Notice of Stock Option Award and Stock Option Award Agreement incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-96923), which was filed with the SEC on July 23, 2002.

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on October 17, 2008, and incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2008

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

By:	/S/ W. BRIAN OLSON
W. Brian Olson Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description

99.(a)(1)(A)*	Offer to Exchange Certain Stock Options for Replacement Options, dated October 17, 2008.

99.(a)(1)(B)*	Instructions to Election Form.

99.(a)(1)(C)*	Form of Election Form.

99.(a)(1)(D)*	Instructions to Notice of Withdrawal.

99.(a)(1)(E)*	Form of Notice of Withdrawal.

99.(a)(1)(F)*	Form of Confirmation of Receipt of Election Form.

99.(a)(1)(G)*	Form of Confirmation of Receipt of Notice of Withdrawal Form.

99.(a)(1)(H)*	Form of E-Mail Reminder of Expiration Date.

99.(a)(1)(I)*	Email dated October 16, 2008 from Quantum to Eligible Participants.

99.(a)(1)(J)	Annual Report on Form 10-K for the fiscal year ended April 30, 2008, filed with the SEC on July 3, 2008 and incorporated herein by reference.

99.(a)(1)(K)	Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2008, filed with the SEC on September 9, 2008 and incorporated herein by reference.

99.(a)(1)(L)	Form of Email Notice of Amendment to Offer to Exchange.

99.(d)(1)	Quantum Fuel Systems Technologies Worldwide, Inc. Amended 2002 Stock Incentive Plan, incorporated herein by reference to Exhibit 10.1 of Registrant’s Quarterly Report on Form 10-Q for the quarter ended July 31, 2005 that was filed with the SEC on September 9, 2005

99.(d)(2)	Quantum Fuel Systems Technologies Worldwide, Inc. 2002 Stock Incentive Plan and Form of Notice of Stock Option Award and Stock Option Award Agreement incorporated herein by reference to Exhibit 10.1 to the Registrant’s Registration Statement on Form S-8 (File No. 333-96923), which was filed with the SEC on July 23, 2002.

*	Previously filed with the Schedule TO filed with the Securities and Exchange Commission on October 17, 2008, and incorporated herein by reference.